December 18, 2024

Ng Wing Fai
Chief Executive Officer
Triller Group Inc.
7119 West Sunset Boulevard, Suite 782
Los Angeles, CA 90046

       Re: Triller Group Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Response dated November 22, 2024
           File No. 001-38909
Dear Ng Wing Fai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Ted Paraskevas